Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File No. 333-270053

Relating to the

Preliminary Prospectus Supplement

Dated October 8, 2024

(To Prospectus Dated February 27, 2023)

PRICING TERM SHEET

October 8, 2024

Ares Management Corporation

Offering of

27,000,000 Shares of

6.75% Series B Mandatory Convertible Preferred Stock

The information in this pricing term sheet supplements Ares Management Corporation’s preliminary prospectus supplement, dated October 8, 2024 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Ares Management Corporation and not to its subsidiaries.

Issuer	Ares Management Corporation.

Securities Offered	6.75% Series B Mandatory Convertible Preferred Stock, $0.01 par value per share, of the Issuer (the “Mandatory Convertible Preferred Stock”).

Amount Offered	27,000,000 (or, if the underwriters fully exercise their option to purchase additional Mandatory Convertible Preferred Stock, 30,000,000) shares of Mandatory Convertible Preferred Stock.

Public Offering Price	$50.00 per share of Mandatory Convertible Preferred Stock.

Underwriting Discount	$1.25 per share of Mandatory Convertible Preferred Stock, and $33,750,000 in the aggregate (or $37,500,000 in the aggregate, if the underwriters fully exercise their option to purchase additional shares of Mandatory Convertible Preferred Stock).

Liquidation Preference	$50.00 per share of Mandatory Convertible Preferred Stock.

Trade Date	October 9, 2024.

Settlement Date	October 10, 2024.

Class A Common Stock	Class A Common Stock, $0.01 per share, of Ares Management Corporation.

Ticker / Exchange for Class A Common Stock	ARES / New York Stock Exchange (“NYSE”).

Last Reported Sale Price per Share of Class A Common Stock on NYSE on October 8, 2024	$153.38.

Listing	No public market currently exists for the Mandatory Convertible Preferred Stock. We intend to apply to list the Mandatory Convertible Preferred Stock on The New York Stock Exchange under the symbol “ARES.PRB.” If the listing is approved, we expect trading to commence within 30 days after the Settlement Date.

Stated Dividend Rate	6.75% per annum.

Dividend Payment Dates	January 1, April 1, July 1 and October 1 of each year, beginning on January 1, 2025 and ending on, and including, October 1, 2027.

Regular Record Dates	December 15, March 15, June 15 and September 15 immediately preceding the applicable Dividend Payment Date.

Scheduled Dividend Payments	If declared in full for payment in cash, the first scheduled dividend on the Mandatory Convertible Preferred Stock payable on January 1, 2025 will be approximately $0.7594 per share of Mandatory Convertible Preferred Stock, assuming that the initial closing of this offering occurs on the Settlement Date. Each subsequent scheduled quarterly dividend, if declared in full for payment in cash, will be $0.8438 per share of Mandatory Convertible Preferred Stock.

Mandatory Conversion Settlement Date	Scheduled to occur on October 1, 2027.

Initial Minimum Conversion Rate	0.2717 shares of Class A Common Stock per share of Mandatory Convertible Preferred Stock. The Minimum Conversion Rate is subject to adjustment in the manner described in the Preliminary Prospectus Supplement.

Initial Maximum Conversion Rate	0.3260 shares of Class A Common Stock per share of Mandatory Convertible Preferred Stock. The Maximum Conversion Rate is subject to adjustment in the manner described in the Preliminary Prospectus Supplement.

Initial Minimum Conversion Price	$153.37 per share of Class A Common Stock, which is approximately equal to the Last Reported Sale Price per Share of Class A Common Stock on NYSE on October 8, 2024. The Minimum Conversion Price is subject to adjustment in the manner described in the Preliminary Prospectus Supplement.

Initial Maximum Conversion Price	$184.03 per share of Class A Common Stock, which represents a premium of approximately 20.0% over the Last Reported Sale Price per Share of Class A Common Stock on NYSE on October 8, 2024. The Maximum Conversion Price is subject to adjustment in the manner described in the Preliminary Prospectus Supplement.

Initial Floor Price	$53.68 per share of Class A Common Stock, which is approximately 35% of the Initial Minimum Conversion Price. The Floor Price is subject to adjustment in the manner described in the Preliminary Prospectus Supplement.

Optional Redemption Upon an Acquisition Non-Occurrence Event	If the proposed GCP Acquisition has not closed as of the close of business on October 1, 2025 (or such later date corresponding to the Outside Date as extended pursuant to the GCP Acquisition Agreement), or if, before such time, the GCP Acquisition Agreement is terminated in accordance with its terms or our board of directors determines, in its good faith judgment, that the closing of the GCP Acquisition will not occur, then we may exercise our option to redeem all, but not less than all, of our Mandatory Convertible Preferred Stock at the redemption price set forth in the Preliminary Prospectus Supplement, or we may use the net proceeds of this offering for other purposes, which may include repayment of debt, strategic acquisitions, growth initiatives and other general corporate purposes.

See “Description of Mandatory Convertible Preferred Stock—Optional Redemption Upon an Acquisition Non-Occurrence Event” in the Preliminary Prospectus Supplement.

Use of Proceeds	The net proceeds from our issuance and sale of Mandatory Convertible Preferred Stock are expected to be approximately $1,315.3 million (or approximately $1,461.5 million if the underwriters exercise in full their option to purchase additional Mandatory Convertible Preferred Stock from us), after deducting the underwriting discount and estimated offering expenses. We intend to use the net proceeds from our issuance and sale of Mandatory Convertible Preferred Stock for (i) the payment of a portion of the cash consideration due in respect of the GCP Acquisition and related fees, costs and expenses and/or (ii) general corporate purposes, including repayment of debt, other strategic acquisitions and growth initiatives. Pending such use, we may invest the net proceeds in short-term investments and/or repay borrowings under our Credit Facility.

Book-Running Managers	Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
Barclays Capital Inc.
Goldman Sachs & Co. LLC
BofA Securities, Inc.
Jefferies LLC
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC

Co-Managers	Ares Management Capital Markets LLC
BNY Mellon Capital Markets, LLC
Deutsche Bank Securities Inc.
MUFG Securities Americas Inc.
Truist Securities, Inc.
RBC Capital Markets, LLC
UBS Securities LLC
U.S. Bancorp Investments, Inc.
Academy Securities, Inc.
Loop Capital Markets LLC
R. Seelaus & Co., LLC
Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC
CUSIP / ISIN Numbers for the Mandatory Convertible Preferred Stock	03990B 309 / US03990B3096.

Make-Whole Fundamental Change Conversion Rate	If a make-whole fundamental change occurs and the conversion date for the early conversion of any share of Mandatory Convertible Preferred Stock occurs during the related make-whole fundamental change conversion period, then:

• such early conversion will be settled at make-whole fundamental change conversion rate; and

• if applicable, we will also pay (in cash, shares of Class A Common Stock or a combination of cash and shares of Class A Common Stock) the unpaid accumulated dividend amount and the future dividend present value amount upon settlement of such early conversion, in each case subject to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Mandatory Convertible Preferred Stock—Conversion Provisions of the Mandatory Convertible Preferred Stock—Conversion During a Make-Whole Fundamental Change Conversion Period.”

The future dividend present value amount will be computed using a discount rate equal to 4.63% per annum.

The make-whole fundamental change conversion rate applicable to a make-whole fundamental change will be the conversion rate set forth in the table below corresponding (after interpolation as described below) to the effective date and the make-whole fundamental change stock price of such make-whole fundamental change:

	Make-Whole Fundamental Change Stock Price
Effective Date	$50.00	$70.00	$90.00	$110.00	$130.00	$153.37	$170.00	$184.03	$200.00	$220.00	$240.00	$260.00	$280.00	$300.00	$320.00
October 10, 2024	0.2557	0.2727	0.2781	0.2776	0.2747	0.2707	0.2682	0.2664	0.2649	0.2635	0.2627	0.2622	0.2620	0.2620	0.2621
October 1, 2025	0.2780	0.2902	0.2940	0.2920	0.2869	0.2802	0.2760	0.2731	0.2704	0.2681	0.2666	0.2658	0.2653	0.2651	0.2651
October 1, 2026	0.3015	0.3082	0.3110	0.3093	0.3028	0.2921	0.2848	0.2797	0.2753	0.2717	0.2697	0.2687	0.2682	0.2681	0.2681
October 1, 2027	0.3260	0.3260	0.3260	0.3260	0.3260	0.3260	0.2941	0.2717	0.2717	0.2717	0.2717	0.2717	0.2717	0.2717	0.2717

If such effective date or make-whole fundamental change stock price is not set forth in the table above, then:

•	if such make-whole fundamental change stock price is between two prices in the table above or the effective date is between two dates in the table above, then the make-whole fundamental change conversion rate will be determined by straight-line interpolation between the make-whole fundamental change conversion rates set forth for the higher and lower prices in the table above or the earlier and later dates in the table above, based on a 365- or 366-day year, as applicable;

•	if the make-whole fundamental change stock price is greater than $320.00 (subject to adjustment in the same manner as the make-whole fundamental change stock prices set forth in the column headings of the table above are adjusted, as described in the Preliminary Prospectus Supplement under the caption “Description of Mandatory Convertible Preferred Stock—Conversion Provisions of the Mandatory Convertible Preferred Stock—Conversion During a Make-Whole Fundamental Change Conversion Period—Adjustment of Make-Whole Fundamental Change Stock Prices and Conversion Rates”) per share, then the make-whole fundamental change conversion rate will be the Minimum Conversion Rate in effect on the relevant conversion date; and

•	if the make-whole fundamental change stock price is less than $50.00 (subject to adjustment in the same manner) per share, then the make-whole fundamental change conversion rate will be the Maximum Conversion Rate in effect on the relevant conversion date.

* * *

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: Morgan Stanley, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department; or Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by email at batprospectusdept@citi.com, or by telephone: (800) 831-9146.

The information in this pricing term sheet is not a complete description of the Mandatory Convertible Preferred Stock or the offering. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Mandatory Convertible Preferred Stock.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.